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Peter Miller

Chairman at Impact HUB Seattle

Greater Seattle Area · 45 connections · See contact info

Impact HUB Seattle

University of Washington ...

About

Social impact investor with focus on sustainable food/ag in Pacific Northwest

Experience

Chairman
Impact HUB Seattle
2016 – Present · 3 yrs
Seattle

Chairman
The Essential Baking Company
2005 – Present · 14 yrs

Transactional Attorney
Microsoft
1987 – 1998 · 11 yrs
Redmond, WA

Litigation Attorney
Bogle and Gates
1983 – 1987 · 4 yrs
Seattle, WA

Education

University of Washington School of Law
Juris Doctor (J.D.), Law
1980 – 1983

University of Washington
Bachelor's Degree, Economics
1973 – 1978